May 6, 2016	Kevin T. Collins Tel +1 212 891 1634 kcollins@jenner.com

VIA EDGAR AND OVERNIGHT COURIER

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	US Foods Holding Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 6, 2016
File No. 333-209442

Dear Ms. Ransom:

On behalf of US Foods Holding Corp. (the “Registrant”), we hereby respectfully submit the Registrant’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 2, 2016 with respect to Amendment No. 2 to the Registration Statement on Form S-1, filed on April 22, 2016 (as amended, the “Registration Statement”).

This letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 3 marked to indicate changes from the version filed on April 22, 2016.

For the convenience of the Staff, the Staff’s comment is reproduced below and followed by the response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 3.

Selected Historical Consolidated Financial Data, page 48

1.	We have read your response to comment 1 and note that you intend to use a portion of the offering proceeds to redeem debt. Please ensure that your pro forma EPS figure includes an adjustment to weighted-average shares for shares whose proceeds were assumed to repay such debt.

United States Securities and Exchange Commission

May 6, 2016

The Registrant respectfully advises the Staff that it will update the pro forma EPS figure to include an adjustment to weighted-average shares for shares whose proceeds are assumed to repay such debt. See the revision on page 50, which describes such disclosure.

Please contact the undersigned at (212) 891-1634 or William L. Tolbert Jr. at (202) 639-6038 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Kevin T. Collins

cc:	Lisa Kohl, Robert Babula, Andrew Blume, Scott Anderegg
United States Securities and Exchange Commission
Joseph Kaufman
Simpson Thacher & Bartlett LLP
Steven J. Slutzky
Debevoise & Plimpton LLP